Exhibit 99.1

Eupraxia Pharmaceuticals Announces Gastrointestinal Clinical Advisory Board

- Advisory Board to Provide Guidance for Company’s Eosinophilic Esophagitis Clinical Program -

Victoria, B.C. - May 2, 2024 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced the formation of a Clinical Advisory Board for its gastrointestinal (“GI”) program. The Clinical Advisory Board is comprised of Dr. Evan Dellon (Chairman), Dr. Stephen Attwood, Dr. Albert Bredenoord, Dr. Donna Griebel, Dr. Ikuo Hirano and Dr. Roos Pouw. The Clinical Advisory Board will work closely with Eupraxia as it continues its development of EP-104GI for eosinophilic esophagitis ("EoE”), which is currently in a Phase 1b/2a clinical trial.

“The formation of our Gastrointestinal Clinical Advisory Board comes at an exciting time for our Company, as we continue to generate clinical evidence in support of EP-104GI for the treatment of eosinophilic esophagitis,” said Mark Kowalski, MD, PhD, Chief Medical Officer of Eupraxia. “As we advance the EoE program, we will now have access to an extraordinary group of renowned GI experts who will provide key insights and recommendations to help guide the program toward advanced stages of clinical development.”

"We are delighted to bring together such an impressive group of experts in the gastrointestinal space," said Dr. James Helliwell, CEO of Eupraxia. “EoE remains a significant but underserved rare disease with a patient population that has few therapeutic treatment options. Based on clinical data generated to date, we believe EP-104GI has shown significant potential to address this unmet medical need. The formation of our GI Clinical Advisory Board therefore represents the next logical step in the evolution of this program and will also play a critical role as we look to other indications, including benign strictures, which could present even larger opportunities. We are excited to have these highly accomplished individuals as advisors, and we look forward to further expanding our GI Clinical Advisory Board in the months ahead.”

“I am excited to be part of Eupraxia’s GI Clinical Advisory Board at a time when the Company continues to make progress towards addressing the EoE patient population,” said Evan Dellon, MD, MPH. “EoE is a challenging medical condition that is associated with several allergic co-morbidities, including allergic rhinitis, asthma, and IgE-mediated food allergies. Treatments with swallowed corticosteroids, particularly those traditionally adapted from asthma preparations, have limited utility due to suboptimal delivery to the affected area. Eupraxia’s technology has shown the potential to more selectively concentrate drug delivery to the esophagus, which could significantly improve treatment outcomes for this patient population.”

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About the Clinical Advisory Board

Dr. Evan Dellon MD, MPH - Clinical Advisory Board Chairman

Evan Dellon, MD, MPH, is a Professor in the Department of Medicine, Division of Gastroenterology and Hepatology, and adjunct Professor of Epidemiology at UNC School of Medicine. He has formal research training in epidemiology, clinical and translational research, and clinical trial design. He leads and collaborates with multidisciplinary research teams in the area of esophageal diseases in general and EoE in particular. His current research, which has been supported by the National Institute of Health (“NIH”) funding, focuses on optimizing the diagnosis, characterizing the epidemiology, studying the pathogenesis, and refining the treatment and monitoring of EoE, with the overall goal of improving patient care and outcomes in EoE.

Dr. Stephen E. Attwood, MD

Stephen E. Attwood, MD, FRCSI, is honorary professor in health services research at Durham University, UK, and an independent consulting advisor on research and clinical practice for oesophageal diseases. He qualified from Trinity College Dublin and took his Surgical Fellowship at the Royal College of Surgeons in Ireland. Most recently, he was a consultant surgeon at Northumbria Healthcare UK. Since identifying EoE in 1989 and publishing the first description of the disease in 1992, Professor Attwood has spent his career caring for patients with EoE. He has been actively engaged in clinical trials of upper gastrointestinal diseases, including budesonide formulations for EoE; the ASPECT trial of cancer prevention in Barrett’s esophagus; BEST3, a study of Cytosponge screening for Barrett’s esophagus in general practices; the LOTUS trial (surgery vs proton pump inhibitor for Gastroesophageal Reflux Disease). He has authored more than 200 publications, including the recent BSG Guidelines on EoE.

Dr. Albert J. (Arjan) Bredenoord, MD, PhD

Albert J. (Arjan) Bredenoord, MD, PhD, is Consultant Gastroenterologist at the Amsterdam University Medical Center and professor of Neurogastroenterology & Motility at the University of Amsterdam. Dr. Bredenoord’s main focus is on achalasia, reflux disease and EoE. He is one of the pioneers of high-resolution manometry and impedance monitoring of the esophagus. The esophageal clinic in the AMC Amsterdam hosts the largest population of benign esophageal diseases in the Netherlands. Dr. Bredenoord is an author of over 250 papers, books and book chapters and organizes regular courses in Europe, North America and Asia. Dr Bredenoord is President of the European Society of Eosinophilic Esophagitis, a member of the UEG Scientific Committee, and co-founder of the International HRM working group.

Dr. Donna Griebel, MD

Donna Griebel, MD, is a regulatory consultant with Griebel and Rosebraugh Consulting, LLC. She retired from the FDA in 2018 after having served as Division Director of the Division of Gastroenterology and Inborn Errors Products (with the Office of New Drugs in the Center for New Drugs and Research (“CDER”)) for approximately a decade. Her prior CDER/FDA leadership roles included Deputy Director of Division of Reproductive and Urologic Drug Products and Clinical Team Leader in Division of Oncology Drug Products.

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Dr. Ikuo Hirano, MD

Ikuo Hirano, MD, is a Professor of Medicine at Northwestern University Feinberg School of Medicine and the Director of the Kenneth C. Griffin Esophageal Center in the Division of Gastroenterology and Hepatology. He attended college at Yale University, medical school at the University of Pennsylvania and completed his medical residency and GI fellowship at Beth Israel Hospital in Boston. He is a site principal investigator for the NIH supported Consortium of Eosinophilic Gastrointestinal disease Researchers (“CEGIR”) and has been recognized as a Castle Connolly Top Doctor since 2002 and as a leading esophageal investigator by Expertscape. Dr. Hirano has written over 250 scientific papers and book chapters on esophageal and swallowing disorders. He has focused interests on EoE and eosinophilic gastrointestinal disease and authored several society guidelines on the management of these increasingly recognized disorders.

Dr. Roos Pouw, MD, PhD

Roos Pouw, MD, PhD, was born in Rotterdam, the Netherlands. She obtained her degree in Medicine at the University of Utrecht and completed a research fellowship at Harvard Medical School in Boston, after which she started her career in gastroenterology with a PhD fellowship at the Academic Medical Centers, Amsterdam, the Netherlands. After finishing her training in 2017, Dr. Pouw was appointed staff member at the Dept. of Gastroenterology and Hepatology at AMC, currently known as the Amsterdam University Medical Centers. Dr. Pouw has received the United European Gastroenterology (“UEG”) Rising Star award in 2020 for her work research on endoscopic management of early Barrett's neoplasia. Dr. Pouw is co-chair of the Young International Society for Diseases of the Esophagus (“ISDE”), secretary of the Dutch Upper Cancer Group, national representative for UEG, task force leader for a number of guideline initiatives and curricula on esophageal neoplasia for the European Society of Gastrointestinal Endoscopy and ISDE, and editorial (advisory) board member for the UEG Journal and Best Practice & Research: Clinical Gastroenterology.

About Eosinophilic Esophagitis (EoE)

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. It affects more than 180,000 people in the U.S. and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the health care system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

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Eupraxia recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to OA of the knee. The trial met its primary endpoint and three of the four secondary endpoints. Eupraxia has expanded the EP-104 platform into gastrointestinal disease with the Phase 1b/2a RESOLVE trial for treating EoE. Eupraxia is also developing a pipeline of later- and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding expected benefits from the formation of the Company’s GI Clinical Advisory Board; the Company's product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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